UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 9)

Portal Software, Inc.

(Name of Subject Company)

Portal Software, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

736126301

(CUSIP Number of Class of Securities)

Larry Bercovich

Senior Vice President, General Counsel and Secretary

Portal Software, Inc.

10200 South De Anza Boulevard

Cupertino, CA 95014

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With a copy to:

Michael S. Ringler, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market, Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2006, as amended on May 10, 2006, May 17, 2006, May 23, 2006, May 31, 2006, June 5, 2006, June 7, 2006, June 13, 2006 and June 19, 2006 (as previously filed with the SEC, the “Schedule 14D-9”), by Portal Software, Inc., a Delaware corporation (“Portal” or the “Company”), relating to the tender offer made by Potter Acquisition Corporation, a Delaware corporation (“Offeror”), a wholly-owned subsidiary of Oracle Systems Corporation, a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), as set forth in a Tender Offer Statement filed by Offeror, Parent and Oracle on Schedule TO, dated April 25, 2006, as amended on May 12, 2006, May 19, 2006, May 23, 2006, June 1, 2006, June 7, 2006 and June 13, 2006 (as previously filed with the SEC, the “Schedule TO”), to pay $4.90 net per share, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2006, as amended, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated in this Amendment No. 9, except that such information is hereby amended to the extent specifically provided herein.

Item 8.	Additional Information.

Item 8 is hereby amended and supplemented as follows:

“The Offer. The initial offering period of the Offer expired at 12:00 midnight, New York City time, on Tuesday, June 20, 2006. According to Computershare Trust Company, N.A., the depositary for the Offer, approximately 32.0 million Shares (including Shares tendered by notice of guaranteed delivery) were validly tendered and not withdrawn as of the expiration date of the initial offering period of the Offer, representing approximately 74% of the outstanding Shares. The Offeror has accepted for payment all tendered shares.

On June 21, 2006, Parent and the Offeror announced a subsequent offering period commencing on Wednesday, June 21, 2006 and expiring on Friday, June 30, 2006 at 8 p.m., New York City time. During the subsequent offering period, the Offeror will accept for payment and promptly pay for Shares as they are tendered. Stockholders who tender Shares during such period will be paid the same $4.90 per share cash consideration paid during the initial offering period. Shares tendered during the subsequent offering period may not be withdrawn. The Offeror may extend the subsequent offering period. If the subsequent offering period is extended, the Offeror will notify the depositary for the Offer and issue a press release prior to 9:00 a.m., New York City time, on the first business day following the date the subsequent offering period was scheduled to expire.

Pursuant to the terms and conditions of the Merger Agreement, the Offeror will be merged with and into the Company (the “Merger”) as soon as practicable after the expiration of the subsequent offering period (as it may be extended). If the Offeror acquires at least 90% of the outstanding Shares as a result of the subsequent offering period or otherwise, the Merger will occur promptly thereafter. Otherwise, the Merger will occur promptly after the Merger Agreement is approved and adopted by the holders of a majority of the outstanding Shares (including the Offeror) at a special meeting of the Company’s stockholders. In connection with the Merger, each outstanding Share not tendered in the Offer (other than Shares held by the Company, Oracle, Parent and the Offeror and Shares held by stockholders who properly perfect appraisal rights under Delaware law) will be converted into the right to receive $4.90 per share in cash, without interest. Following the consummation of the Merger, the Company will continue as the surviving corporation and be a wholly-owned subsidiary of Parent.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PORTAL SOFTWARE, INC.

/s/ LARRY BERCOVICH
Dated: June 21, 2006	Larry Bercovich SVP, General Counsel & Secretary